Exhibit 4.52
Sales Contract
Contract No.:
Signing Place: Seller’s location
Signing Date: Mar. 4, 2008

The Seller: China Sunergy (Nanjing) Co., Ltd.	The Buyer: CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Add.: No. 123, West Focheng Road, Economy and Technology Development Zone, Jiangning, Nanjing	Add.: No.68，West Gangde Road, Songjiang District, Shanghai
Postal code: 211100	Postal code: 214128
Legal representative: Lu Tingxiu	Legal representative: Cai Zhifang
Contact person: Zou Jianhua	Authorized agent: Tao Qiang
Tel.: 025-52766714	Tel.: 021-57850711
Fax: 025-52766767	Fax: 021-57850700

Through friendly consultation between both parties and in accordance with the Contract Law of the People’s Republic of China, the parties hereto agree to enter into the following contractual terms in connection with the purchase of the following goods for mutual observance and performance:

1.	Goods summary
______________________________

2.	Time and terms of payment:
After effectiveness of the contract, the Buyer shall remit payment for goods into the account designated by the Seller as prescribed in Article 4.3 (The Seller does not accept any other methods of settlement).
Account at Jiangning Sub-branch of China Merchants Bank: 078002380175610001.

3.    Packing requirements: The goods shall be packed in carton boxes suitable for highway transportation so as to meet the requirements of long-distance and long–time transportation.

4.	Term and place of delivery
4.1 Place of delivery: The place of the Seller.
4.2 Should the Buyer ask the Seller to make the delivery on its behalf, the Buyer shall remit the payment for goods, together with corresponding freight and insurance premium to the account designated by the Seller. The transportation risks shall be borne by the Buyer.
4.3 Partial shipment is permitted. The Buyer shall remit the payment for goods of such batch to the account designated by the Seller within three working days upon receipt of the shipping order containing specific power list from the Seller according to actual quantity and amount of the shipment.
4.4 The Seller shall deliver all goods of a batch within seven days upon receipt of 100% payment for such batch from the Buyer.
4.5 The Seller shall deliver VAT (value-added tax) invoice to the Buyer within fifteen days upon delivery of such batch of goods.

5.    Quality requirements and technical standards: See Appendix I (i.e. detailed product specification of China Sunergy (Nanjing) Co., Ltd.. The shipment and transportation terms in Article 5.4 thereof are inapplicable).

6.	Quantity and quality inspection and objection:
The Buyer shall complete quality inspection as per the standards prescribed hereunder within seven days from the date of picking up the goods. Any quality claims shall be issued by Buyer in writing in three days upon detection, and shall be inspected by a third party agreed upon by both parties.  If the Buyer fails to raise a claim within 10 days after delivery, the Seller’s products shall be deemed as qualified.. In case of quantity objection, the Buyer shall raise the objection within three days after delivery. After the Buyer raises objection, the Seller shall reply within ten days. Otherwise, it shall be deemed that such objection has been accepted by the Seller.

7.	Transfer
Neither party may transfer all or part of rights and obligations hereunder without written approval of the other party.

8.	Confidentiality
The parties hereto and their employees, agents, representatives or consultants shall treat all terms and conditions of the Contract and any supplemental agreement thereof as trade secret, which shall not be disclosed to any third party without consent of the other party. Otherwise, the breaching party shall compensate as much as twice of the direct or indirect losses suffered by the other party.

9.	Force majeure
If any party hereto is unable to perform the Contract due to the force majeure, such party shall notify the other party in writing within seven days upon occurrence of such event, and shall deliver a written certification issued by the relevant department within fifteen days upon the end of such event, and could be could partially or wholly exempt from the liability in the light of the impact caused by force majeure. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be released from its liabilities.

10.	Integrity Assurance
It shall be viewed as damage to the Seller’s interest if the Buyer and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in otherwise forms to any employee of the Seller, or the Buyers as well as its staff does, whether in the name of the company or an individual, any transaction similar to that contemplated hereunder with any employee of the Seller or any third party introduced by any employee of the Seller. The breaching party shall compensate as much as twice of the direct  or indirect losses incurred by the other party by such reason, as well as the liquidated damages amounting to 20% of the total amount of this Contract per breach (up to RMB 1,000,000).
Method of reporting dishonesty to the Seller: Attorney Xu Changming 13851647666, changing.xu@chinasunergy.com.

11.	Dispute resolution
All disputes arising from the validity, performance and interpretation of this Contract shall be first settled through consultation by both parties.  In case no settlement can be reached through consultation, both parties agree that the dispute shall be submitted to the people’s court of jurisdiction where the Buyer is located. The relevant expenses (including legal cost, travel expenses, notary fees, notarization fees, litigation fees and so on) shall be borne by the losing party.

12.	Effective and miscellaneous
12.1The Contract shall take effect upon seal by both parties or signature by the special authorized agents. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
12.2 The Contract is in duplicate, with each party holding one counterpart respectively. Both counterparts shall have the same legal effect. The parties hereto shall send the original contract text to each other within three working days as of the date hereof. The fax copy shall have the same effect as the original.
12.3 Any matters not covered herein shall be mutually negotiated by both parties and be set forth in the supplementary agreements, which shall have the same legal effect as the Contract.
12.4 In case of conflict between the contents of Appendix I (Detailed product specification) and those hereof, the contents hereof shall prevail.

The Seller: China Sunergy (Nanjing) Co., Ltd. (special seal for contract)	The Buyer: CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Signature/seal: /s/	Signature/seal: /s/
Date:	Date:

Contract No.	Date	Goods summary
XS120080006	January 7, 2008	See table I
XS120080071	March 4, 2008	See table II

Table I

Name of goods	Specification & parameter	QTY (MW)	Unit	Unit price (yuan/w)	Total amount
Monocrystalline 125 cells	Range of conversion efficiency≥16%	0.5	MW	27.5	About RMB 13,650,000
Monocrystalline 125 cells	Range of conversion efficiency 15.50%~15.75%			27
Total amount (in words): Around RMB Thirteen Million Six Hundred and Fifty Thousand
Remarks: The price includes 17% value-added tax.

Table II

Name of goods	Specification & parameter	QTY (piece)	MW	Unit price (yuan/w)	Total amount
SE Monocrystalline 156 cells	conversion efficiency 17.50%	20,000	83400	30	RMB 2,502,000
SE Monocrystalline 156 cells	Conversion efficiency 17.25%	41,000	168264		RMB 5,047,920
Total Amount	61,000		251,664		7,549,920
Total amount (in words): RMB Seven Million Five Hundred and Forty-nine Thousand nine hundred and twenty only
Remarks: The price includes 17% value-added tax.